Exhibit 99.1

NEWS RELEASE

Thomson Reuters Provides Supplemental Financial Information Following Close of Global Print Transaction

TORONTO, October 19, 2026 -- As previously announced on October 1, 2026, Thomson Reuters (TSX/Nasdaq: TRI) (“the company”) sold a 51% stake in its Global Print business to capital accounts advised by KKR, with the two parties forming a joint venture to operate the Global Print business, now operating as Westbridge Print.

As a result of this transaction, Thomson Reuters will report Global Print as discontinued operations beginning in the third-quarter of 2026. Prior periods presented will be restated to reflect this change. A supplemental schedule has been posted to the “Investor Relations” section of thomsonreuters.com with revised 2025 and 2026 results that exclude the Global Print business.

On August 5, 2026, the company provided a third-quarter 2026 outlook for organic revenue growth of approximately 8% and adjusted EBITDA margin of approximately 36%, which included the results of the Global Print business. Calculated on the basis the company will use to report its third-quarter results, the previously provided outlook would have been approximately 9% organic revenue growth and approximately 35% adjusted EBITDA margin.

The revised historical information and the third-quarter 2026 outlook do not reflect certain arrangements that began on October 1, 2026, namely:

•

Westbridge Print will pay a royalty to Thomson Reuters equal to 20% of its Professional revenue (approximately 85% – 90% of total Westbridge Print revenue) for the exclusive license to distribute the company’s intellectual property in print and on ProView, its eBook platform.

•	Westbridge Print has entered into a multi-year agreement with Thomson Reuters where it will reimburse the company for certain transition services as the joint venture migrates to a standalone entity.

Beginning with fourth-quarter results, the impact of the royalty and transitional services arrangements are expected to largely offset stranded costs from the separation. As a result, the company continues to expect the impact from the Global Print transaction to be approximately neutral to adjusted EBITDA margin following the transaction close, as well as 60 – 70 basis points accretive to annual organic revenue growth.

The company will issue a revised full-year 2026 outlook when it reports its third-quarter earnings on November 3, 2026.

Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release and accompanying web site post include certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA (other than at the customer segment level) and the related margin, adjusted earnings and adjusted EPS, as well as financial measures for the “Big 3” segments. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the supplemental schedules provided herein and on the website. Changes in revenues computed on an organic basis represent changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.

Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. The company’s 2026 outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty

NEWS RELEASE

Thomson Reuters Provides Supplemental Financial Information Following Close of Global Print Transaction

of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for purposes of its outlook only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including statements regarding the company’s expectations with respect to impacts from certain arrangements entered into with the Global Print joint venture are forward looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict. Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 19-32 in the “Risk Factors” section of the company’s 2025 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters’ annual and quarterly reports are also available in the “Investor Relations” section of thomsonreuters.com.

The company’s 2026 business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its 2026 business outlook. In particular, the global economy has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. The company’s 2026 business outlook assumes that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility, however, these conditions may last substantially longer than expected and any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook and affect its results and other expectations. For a discussion of material assumptions and material risks related to the company’s 2026 outlook see pages 18-19 of the company’s second-quarter management’s discussion and analysis (MD&A) for the period ended June 30, 2026. The company’s quarterly MD&A was filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and is also available in the “Investor Relations” section of thomsonreuters.com.

The company has provided an outlook for the purpose of presenting information about current expectations for the period presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA

Zoe Zanettos

Corporate Affairs

+1 647 202 8948

zoe.zanettos@thomsonreuters.com

INVESTORS

Gary E. Bisbee, CFA

Head of Investor Relations

+1 646 540 3249

gary.bisbee@thomsonreuters.com

THOMSON REUTERS CORPORATION

SUPPLEMENTAL FINANCIAL INFORMATION- REVISIONS TO SEGMENT REVENUES, ADJUSTED EBITDA AND THE RELATED MARGINS

REVISED CONSOLIDATED ADJUSTED EARNINGS

(UNAUDITED)

(millions of U.S. dollars, except margins)

October 19, 2026 Page 3

On October 1, 2026, Thomson Reuters sold a 51% stake in its Global Print business to capital accounts advised by KKR, with the two parties forming a joint venture to operate the Global Print business, now operating as Westbridge Print. As a result of this transaction, Thomson Reuters will report Global Print in discontinued operations beginning in the third-quarter of 2026. Prior periods presented will be restated to reflect this change. The following supplemental information provides revised business segment information for each quarter and the six-month period of 2026, excluding the Global Print business. The information provides the company’s historical results on a continuing operations basis. Refer to the company’s press release dated October 19, 2026, “Thomson Reuters Provides Supplemental Financial Information Following Close of Global Print Transaction” for further information.

2026 QUARTERLY & JUNE YEAR-TO-DATE (YTD)	AS REPORTED			ADJUSTMENTS			AS REVISED
	Q1 2026	Q2 2026	YTD 2026	Q1 2026	Q2 2026	YTD 2026	Q1 2026	Q2 2026	YTD 2026
Revenues
Legal Professionals	$756	$772	$1,528	-	-	-	$756	$772	$1,528
Corporates	608	537	1,145	-	-	-	608	537	1,145
Tax, Audit & Accounting Professionals	410	311	721	-	-	-	410	311	721

“Big 3” segments combined (1)	1,774	1,620	3,394	-	-	-	1,774	1,620	3,394
Reuters	212	229	441	-	-	-	212	229	441
Global Print	112	111	223	(112)	(111)	(223)	-	-	-
Eliminations/Rounding	(11)	(6)	(17)	-	-	-	(11)	(6)	(17)

Total revenues	$2,087	$1,954	$4,041	($112)	($111)	($223)	$1,975	$1,843	$3,818

Adjusted EBITDA
Legal Professionals	$365	$371	$736	-	-	-	$365	$371	$736
Corporates	243	200	443	-	-	-	243	200	443
Tax, Audit & Accounting Professionals	221	120	341	-	-	-	221	120	341

“Big 3” segments combined (1)	829	691	1,520	-	-	-	829	691	1,520
Reuters	34	48	82	-	-	-	34	48	82
Global Print	43	42	85	(43)	(42)	(85)	-	-	-
Corporate costs	(25)	(36)	(61)	(27)	(25)	(52)	(52)	(61)	(113)

Total adjusted EBITDA (1)	$881	$745	$1,626	($70)	($67)	($137)	$811	$678	$1,489

Adjusted EBITDA margin
Legal Professionals	48.3%	48.1%	48.2%	-	-	-	48.3%	48.1%	48.2%
Corporates	40.0%	37.2%	38.7%	-	-	-	40.0%	37.2%	38.7%
Tax, Audit & Accounting Professionals	53.8%	38.7%	47.3%	-	-	-	53.8%	38.7%	47.3%
“Big 3” segments combined (1)	46.7%	42.7%	44.8%	-	-	-	46.7%	42.7%	44.8%
Reuters	16.1%	20.8%	18.6%	-	-	-	16.1%	20.8%	18.6%
Global Print	38.6%	37.7%	38.2%	-	-	-	-	-	-
Total adjusted EBITDA margin (1)	42.2%	38.1%	40.2%	(110) bp	(130) bp	(120) bp	41.1%	36.8%	39.0%
Adjusted earnings
Adjusted EBITDA	$881	$745	$1,626	($70)	($67)	($137)	$811	$678	$1,489
Adjustments:
Depreciation and Software Amortization (2)	(165)	(168)	(333)	2	2	4	(163)	(166)	(329)
Net Interest expense	(39)	(47)	(86)	-	-	-	(39)	(47)	(86)
Income tax	(129)	(94)	(223)	11	10	21	(118)	(84)	(202)
Dividends declared on preference shares	(1)	(1)	(2)	-	-	-	(1)	(1)	(2)

Adjusted earnings (1)	$547	$435	$982	($57)	($55)	($112)	$490	$380	$870

Adjusted earnings per share (1)	$1.23	$0.99	$2.22	($0.13)	($0.13)	($0.25)	$1.10	$0.87	$1.97
Weighted average shares (in millions)	444.7	438.6	441.7				444.7	438.6	441.7

The Company reports its results in millions of U.S. dollars, but computes margins using whole-dollars to be more precise. As a result, adjusted EBITDA margins calculated from reported amounts may differ from those presented.

(1) Non-IFRS measures. Refer to the reconciliations of adjusted EBITDA and adjusted earnings to most comparable IFRS measure and the reconciliation of adjusted EBITDA margin, both of which are included within this post. The “Big 3” segments are the combined Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segments. Information for the “Big 3” segments is useful to management and investors as these businesses will comprise approximately 90% of total company revenues as revised and represent the core of the company’s business information services product offerings. All “Big 3” financial measures are non-IFRS.

(2) Represents depreciation and amortization of internally developed software.

THOMSON REUTERS CORPORATION	October 19, 2026
SUPPLEMENTAL FINANCIAL INFORMATION- REVISIONS TO SEGMENT REVENUES, ADJUSTED EBITDA AND THE RELATED MARGINS	Page 4
REVISED CONSOLIDATED ADJUSTED EARNINGS (Unaudited) (millions of U.S. dollars, except margins, share and per share amounts)

On October 1, 2026, Thomson Reuters sold a 51% stake in its Global Print business to capital accounts advised by KKR, with the two parties forming a joint venture to operate the Global Print business, now operating as Westbridge Print. As a result of this transaction, Thomson Reuters will report Global Print in discontinued operations beginning in the third-quarter of 2026. Prior periods presented will be restated to reflect this change. The following supplemental information provides revised business segment information for each quarter and the full year of 2025, excluding the Global Print business. The information provides the company’s historical results on a continuing operations basis. Refer to the company’s press release dated October 19, 2026, “Thomson Reuters Provides Supplemental Financial Information Following Close of Global Print Transaction” for further information.

2025 QUARTERLY & FULL YEAR	AS REPORTED (3)					ADJUSTMENTS					AS REVISED (3)
	Q1 2025	Q2 2025	Q3 2025	Q4 2025	FY 2025	Q1 2025	Q2 2025	Q3 2025	Q4 2025	FY 2025	Q1 2025	Q2 2025	Q3 2025	Q4 2025	FY 2025
Revenues
Legal Professionals	$688	$704	$721	$730	$2,843	-	-	-	-	-	$688	$704	$721	$730	$2,843
Corporates	548	480	489	506	2,023	-	-	-	-	-	548	480	489	506	2,023
Tax, Audit & Accounting Professionals	358	274	247	412	1,291	-	-	-	-	-	358	274	247	412	1,291

“Big 3” segments combined (1)	1,594	1,458	1,457	1,648	6,157	-	-	-	-	-	1,594	1,458	1,457	1,648	6,157
Reuters	196	218	207	232	853	-	-	-	-	-	196	218	207	232	853
Global Print	116	114	124	136	490	(116)	(114)	(124)	(136)	(490)	-	-	-	-	-
Eliminations/Rounding	(6)	(5)	(6)	(7)	(24)	-	-	-	-	-	(6)	(5)	(6)	(7)	(24)

Total revenues	$1,900	$1,785	$1,782	$2,009	$7,476	($116)	($114)	($124)	($136)	($490)	$1,784	$1,671	$1,658	$1,873	$6,986

Adjusted EBITDA
Legal Professionals	$336	$339	$353	$326	$1,354	-	-	-	-	-	$336	$339	$353	$326	$1,354
Corporates	215	172	177	163	727	-	-	-	-	-	215	172	177	163	727
Tax, Audit & Accounting Professionals	208	110	76	220	614	-	-	-	-	-	208	110	76	220	614

“Big 3” segments combined (1)	759	621	606	709	2,695	-	-	-	-	-	759	621	606	709	2,695
Reuters	39	45	42	48	174	-	-	-	-	-	39	45	42	48	174
Global Print	44	41	46	54	185	(44)	(41)	(46)	(54)	(185)	-	-	-	-	-
Corporate costs	(33)	(29)	(22)	(34)	(118)	(33)	(32)	(33)	(36)	(134)	(66)	(61)	(55)	(70)	(252)

Total adjusted EBITDA (1)	$809	$678	$672	$777	$2,936	($77)	($73)	($79)	($90)	($319)	$732	$605	$593	$687	$2,617

Adjusted EBITDA margin
Legal Professionals	48.7%	48.1%	49.0%	44.7%	47.6%	-	-	-	-	-	48.7%	48.1%	49.0%	44.7%	47.6%
Corporates	39.3%	35.7%	36.3%	32.2%	35.9%	-	-	-	-	-	39.3%	35.7%	36.3%	32.2%	35.9%
Tax, Audit & Accounting Professionals	56.6%	38.9%	30.6%	53.4%	46.9%	-	-	-	-	-	56.6%	38.9%	30.6%	53.4%	46.9%
“Big 3” segments combined (1)	47.3%	42.3%	41.7%	43.0%	43.6%	-	-	-	-	-	47.3%	42.3%	41.7%	43.0%	43.6%
Reuters	20.0%	20.8%	19.9%	21.0%	20.4%	-	-	-	-	-	20.0%	20.8%	19.9%	21.0%	20.4%
Global Print	37.8%	36.0%	37.1%	39.6%	37.7%	-	-	-	-	-	-	-	-	-	-
Total adjusted EBITDA margin (1)	42.3%	37.8%	37.7%	38.7%	39.2%	(150) bp	(180) bp	(190) bp	(200) bp	(180) bp	40.8%	36.0%	35.8%	36.7%	37.4%
Adjusted earnings
Adjusted EBITDA	$809	$678	$672	$777	$2,936	($77)	($73)	($79)	($90)	($319)	$732	$605	$593	$687	$2,617
Adjustments:
Depreciation and Software Amortization (2)	(152)	(154)	(158)	(162)	(626)	2	2	3	2	9	(150)	(152)	(155)	(160)	(617)
Net Interest expense	(30)	(35)	(38)	(40)	(143)	-	-	-	-	-	(30)	(35)	(38)	(40)	(143)
Income tax	(120)	(94)	(92)	(95)	(401)	12	11	12	16	51	(108)	(83)	(80)	(79)	(350)
Dividends declared on preference shares	(1)	(1)	(1)	(1)	(4)	-	-	-	-	-	(1)	(1)	(1)	(1)	(4)

Adjusted earnings (1)	$506	$394	$383	$479	$1,762	($63)	($60)	($64)	($72)	($259)	$443	$334	$319	$407	$1,503

Adjusted earnings per share (1)	$1.12	$0.87	$0.85	$1.07	$3.92	($0.14)	($0.13)	($0.14)	($0.16)	($0.58)	$0.98	$0.74	$0.71	$0.91	$3.34
Weighted average shares (in millions)	450.8	451.2	450.3	445.6	449.5						450.8	451.2	450.3	445.6	449.5

The Company reports its results in millions of U.S. dollars, but computes margins using whole-dollars to be more precise. As a result, adjusted EBITDA margins calculated from reported amounts may differ from those presented.

(1) Non-IFRS measures. Refer to the reconciliations of adjusted EBITDA and adjusted earnings to most comparable IFRS measure and the reconciliation of adjusted EBITDA margin, both of which are included within this post. The “Big 3” segments are the combined Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segments. Information for the “Big 3” segments is useful to management and investors as these businesses comprise approximately 90% of total company revenues as revised and represent the core of the company’s business information services product offerings. All “Big 3” financial measures are non-IFRS.

(2) Represents depreciation and amortization of internally developed software.

(3) Reflects February 5, 2026 revisions between Legal Professionals, Corporates and Tax, Audit & Accounting Professionals to transfer certain customers reflecting how the segments are managed prospectively.

THOMSON REUTERS CORPORATION
SUPPLEMENTAL FINANCIAL INFORMATION- RECONCILIATION OF EARNINGS FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA (1)	October 19, 2026
(Unaudited)	Page 5
(millions of U.S. dollars)

	Three Months Ended March 31, 2025			Three Months Ended June 30, 2025			Three Months Ended September 30, 2025			Three Months Ended December 31, 2025
	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Earnings from continuing operations	$425	($63)	$362	$297	($60)	$237	$428	($64)	$364	$333	($71)	$262
Adjustments to remove:
Tax expense	92	(12)	80	52	(11)	41	121	(12)	109	158	(16)	142
Other finance costs (income)	10	-	10	48	-	48	(7)	-	(7)	4	-	4
Net interest expense	30	-	30	35	-	35	38	-	38	40	-	40
Amortization of other identifiable intangible assets	25	-	25	24	-	24	24	-	24	25	-	25
Amortization of software	174	-	174	178	-	178	182	(1)	181	187	-	187
Depreciation	27	(2)	25	28	(2)	26	28	(2)	26	28	(2)	26

EBITDA	783	(77)	706	662	(73)	589	814	(79)	735	775	(89)	686
Adjustments to remove:
Share of post-tax losses in equity method investments	6	-	6	4	-	4	13	-	13	5	-	5
Other operating losses (gains), net	3	-	3	(5)	-	(5)	(160)	-	(160)	(2)	(1)	(3)
Fair value adjustments (2)	17	-	17	17	-	17	5	-	5	(1)	-	(1)

Adjusted EBITDA(1)	$809	($77)	$732	$678	($73)	$605	$672	($79)	$593	$777	($90)	$687

	Full Year Ended December 31, 2025			Three Months Ended March 31, 2026			Three Months Ended June 30, 2026			YTD (Six Months Ended June 30, 2026)
	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Earnings from continuing operations	$1,483	($258)	$1,225	$477	($57)	$420	$444	($51)	$393	$921	($108)	$813
Adjustments to remove:
Tax expense	423	(51)	372	125	(11)	114	71	(9)	62	196	(20)	176
Other finance costs (income)	55	-	55	(9)	-	(9)	(8)	-	(8)	(17)	-	(17)
Net interest expense	143	-	143	39	-	39	47	-	47	86	-	86
Amortization of other identifiable intangible assets	98	-	98	24	-	24	25	-	25	49	-	49
Amortization of software	721	(1)	720	193	-	193	201	-	201	394	-	394
Depreciation	111	(8)	103	28	(2)	26	27	(2)	25	55	(4)	51

EBITDA	3,034	(318)	2,716	877	(70)	807	807	(62)	745	1,684	(132)	1,552
Adjustments to remove:
Share of post-tax losses in equity method investments	28	-	28	7	-	7	4	-	4	11	-	11
Other operating (gains) losses, net	(164)	(1)	(165)	-	-	-	(68)	(5)	(73)	(68)	(5)	(73)
Fair value adjustments (2)	38	-	38	(3)	-	(3)	2	-	2	(1)	-	(1)

Adjusted EBITDA(1)	$2,936	($319)	$2,617	$881	($70)	$811	$745	($67)	$678	$1,626	($137)	$1,489

(1) The Company defines adjusted EBITDA as earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, and fair value adjustments, including those related to acquired deferred revenue. The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue. See reconciliation of adjusted EBITDA margin included in this post. These measures provide a consistent basis to evaluate operating profitability and performance trends by excluding items that the Company does not consider to be controllable activities for this purpose.

(2) Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

THOMSON REUTERS CORPORATION
SUPPLEMENTAL FINANCIAL INFORMATION- RECONCILIATION OF NET EARNINGS TO ADJUSTED EARNINGS AND ADJUSTED EPS (earnings per share) (1)	October 19, 2026
(Unaudited)	Page 6
(millions of U.S. dollars)

	Three Months Ended March 31, 2025			Three Months Ended June 30, 2025			Three Months Ended September 30, 2025			Three Months Ended December 31, 2025
	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Net Earnings	$434	-	$434	$313	-	$313	$423	-	$423	$332	-	$332
Adjustments to remove:
Fair value adjustments (2)	17	-	17	17	-	17	5	-	5	(1)	-	(1)
Amortization of acquired software	49	-	49	52		52	52	-	52	53	-	53
Amortization of other identifiable intangible assets	25	-	25	24	-	24	24	-	24	25	-	25
Other operating losses (gains), net	3	-	3	(5)	-	(5)	(160)	-	(160)	(2)	(1)	(3)
Other finance costs (income)	10	-	10	48	-	48	(7)	-	(7)	4	-	4
Share of post-tax losses in equity method investments	6	-	6	4	-	4	13	-	13	5	-	5
Tax on above items	(24)	-	(24)	(22)	-	(22)	16	-	16	(5)	-	(5)
Tax items impacting comparability	1	-	1	(21)	-	(21)	11	-	11	66		66
(Earnings) loss from discontinued operations, net of tax	(9)	(63)	(72)	(16)	(60)	(76)	5	(64)	(59)	1	(71)	(70)
Interim period effective tax rate normalization (3)	(5)	-	(5)	1	-	1	2	-	2	2		2
Dividends declared on preference shares	(1)	-	(1)	(1)	-	(1)	(1)	-	(1)	(1)	-	(1)

Adjusted Earnings(1)	$506	($63)	$443	$394	($60)	$334	$383	($64)	$319	$479	($72)	$407

Adjusted EPS (1)	$1.12		$0.98	$0.87		$0.74	$0.85		$0.71	$1.07		$0.91
Diluted weighted-average common shares (millions)	450.8		450.8	451.2		451.2	450.3		450.3	445.6		445.6

	Full Year Ended December 31, 2025			Three Months Ended March 31, 2026			Three Months Ended June 30, 2026			YTD (Six Months Ended June 30, 2026)
	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Net earnings	$1,502	-	$1,502	$459	-	$459	$448	-	$448	$907	-	$907
Adjustments to remove:
Fair value adjustments (2)	38	-	38	(3)	-	(3)	2	-	2	(1)	-	(1)
Amortization of acquired software	206	-	206	56	-	56	60	-	60	116	-	116
Amortization of other identifiable intangible assets	98	-	98	24	-	24	25	-	25	49	-	49
Other operating gains, net	(164)	(1)	(165)	-	-	-	(68)	(5)	(73)	(68)	(5)	(73)
Other finance costs (income)	55	-	55	(9)	-	(9)	(8)	-	(8)	(17)	-	(17)
Share of post-tax losses in equity method investments	28	-	28	7	-	7	4	-	4	11	-	11
Tax on above items	(35)	-	(35)	(14)	-	(14)	(20)	1	(19)	(34)	1	(33)
Tax items impacting comparability	57	-	57	(1)		(1)	(3)	-	(3)	(4)	-	(4)
(Earnings) loss from discontinued operations, net of tax	(19)	(258)	(277)	18	(57)	(39)	(4)	(51)	(55)	14	(108)	(94)
Interim period effective tax rate normalization (3)	-	-	-	11	-	11	-	-	-	11	-	11
Dividends declared on preference shares	(4)	-	(4)	(1)		(1)	(1)		(1)	(2)	-	(2)

Adjusted Earnings(1)	$1,762	($259)	$1,503	$547	($57)	$490	$435	($55)	$380	$982	($112)	$870

Adjusted EPS (1)	$3.92		$3.34	$1.23		$1.10	$0.99		$0.87	$2.22		$1.97
Diluted weighted-average common shares (millions)	449.5		449.5	444.7		444.7	438.6		438.6	441.7		441.7

(1) The Company defines adjusted earnings as net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired software), other operating gains and losses, certain asset impairment charges, other finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in our computation of adjusted earnings. The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. These measures provide a more comparable basis to analyze earnings and are commonly used by shareholders to measure performance.

(2) Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(3) In interim periods, the company makes an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

THOMSON REUTERS CORPORATION
SUPPLEMENTAL FINANCIAL INFORMATION- RECONCILIATION OF ADJUSTED EBITDA MARGIN (1)	October 19, 2026
(Unaudited)	Page 7
(millions of U.S. dollars)

	Revised IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revised revenues excluding fair value adjustments to acquired deferred revenue	Revised Adjusted EBITDA	Revised Adjusted EBITDA Margin

YTD (Six Months Ended June 30, 2026)
Legal Professionals	$1,528	-	$1,528	$736	48.2%
Corporates	1,145	-	1,145	443	38.7%
Tax, Audit & Accounting Professionals	721	-	721	341	47.3%

“Big 3” Segments Combined(1)	3,394	-	3,394	1,520	44.8%
Reuters	441	-	441	82	18.6%
Eliminations/Rounding	(17)	-	(17)	-	n/a
Corporate costs	-	-	-	(113)	n/a

Consolidated totals	$3,818	-	$3,818	$1,489	39.0%

Three Months ended June 30, 2026
Legal Professionals	$772	-	$772	$371	48.1%
Corporates	537	-	537	200	37.2%
Tax, Audit & Accounting Professionals	311	-	311	120	38.7%

“Big 3” Segments Combined(1)	1,620	-	1,620	691	42.7%
Reuters	229	-	229	48	20.8%
Eliminations/Rounding	(6)	-	(6)	-	n/a
Corporate costs	-	-	-	(61)	n/a

Consolidated totals	$1,843	-	$1,843	$678	36.8%

Three Months March 31, 2026
Legal Professionals	$756	-	$756	$365	48.3%
Corporates	608	-	608	243	40.0%
Tax, Audit & Accounting Professionals	410	-	410	221	53.8%

“Big 3” Segments Combined(1)	1,774	-	1,774	829	46.7%
Reuters	212	-	212	34	16.1%
Eliminations/Rounding	(11)	-	(11)	-	n/a
Corporate costs	-	-	-	(52)	n/a

Consolidated totals	$1,975	-	$1,975	$811	41.1%

(1) To compute segment and consolidated adjusted EBITDA margin, we exclude fair value adjustments related to acquired deferred revenue from our IFRS revenues. The chart above reconciles IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

The Company reports its results in millions of U.S. dollars, but computes margins using whole-dollars to be more precise. As a result, adjusted EBITDA margins calculated from reported amounts may differ from those presented.

THOMSON REUTERS CORPORATION
SUPPLEMENTAL FINANCIAL INFORMATION- RECONCILIATION OF ADJUSTED EBITDA MARGIN (1)	October 19, 2026
(Unaudited)	Page 8
(millions of U.S. dollars)

	Revised IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revised revenues excluding fair value adjustments to acquired deferred revenue	Revised Adjusted EBITDA	Revised Adjusted EBITDA Margin

Year ended December 31, 2025
Legal Professionals	$2,843	-	$2,843	$1,354	47.6%
Corporates	2,023	-	2,023	727	35.9%
Tax, Audit & Accounting Professionals	1,291	20	1,311	614	46.9%

“Big 3” Segments Combined(1)	6,157	20	6,177	2,695	43.6%
Reuters	853	-	853	174	20.4%
Eliminations/Rounding	(24)	-	(24)	-	n/a
Corporate costs	-	-	-	(252)	n/a

Consolidated totals	$6,986	$20	$7,006	$2,617	37.4%

Three Months ended December 31, 2025
Legal Professionals	$730	-	$730	$326	44.7%
Corporates	506	-	506	163	32.2%
Tax, Audit & Accounting Professionals	412	-	412	220	53.4%

“Big 3” Segments Combined(1)	1,648	-	1,648	709	43.0%
Reuters	232	-	232	48	21.0%
Eliminations/Rounding	(7)	-	(7)	-	n/a
Corporate costs	-	-	-	(70)	n/a

Consolidated totals	$1,873	-	$1,873	$687	36.7%

Three Months ended September 30, 2025
Legal Professionals	$721	-	$721	$353	49.0%
Corporates	489	-	489	177	36.3%
Tax, Audit & Accounting Professionals	247	-	247	76	30.6%

“Big 3” Segments Combined(1)	1,457	-	1,457	606	41.7%
Reuters	207	-	207	42	19.9%
Eliminations/Rounding	(6)	-	(6)	-	n/a
Corporate costs	-	-	-	(55)	n/a

Consolidated totals	$1,658	-	$1,658	$593	35.8%

Three Months ended June 30, 2025
Legal Professionals	$704	-	$704	$339	48.1%
Corporates	480	-	480	172	35.7%
Tax, Audit & Accounting Professionals	274	10	284	110	38.9%

“Big 3” Segments Combined(1)	1,458	10	1,468	621	42.3%
Reuters	218	-	218	45	20.8%
Eliminations/Rounding	(5)	-	(5)	-	n/a
Corporate costs	-	-	-	(61)	n/a

Consolidated totals	$1,671	$10	$1,681	$605	36.0%

Three Months ended March 31, 2025
Legal Professionals	$688	-	$688	$336	48.7%
Corporates	548	-	548	215	39.3%
Tax, Audit & Accounting Professionals	358	10	368	208	56.6%

“Big 3” Segments Combined(1)	1,594	10	1,604	759	47.3%
Reuters	196	-	196	39	20.0%
Eliminations/Rounding	(6)	-	(6)	-	n/a
Corporate costs	-	-	-	(66)	n/a

Consolidated totals	$1,784	$10	$1,794	$732	40.8%

(1) To compute segment and consolidated adjusted EBITDA margin, we exclude fair value adjustments related to acquired deferred revenue from our IFRS revenues. The chart above reconciles IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

The Company reports its results in millions of U.S. dollars, but computes margins using whole-dollars to be more precise. As a result, adjusted EBITDA margins calculated from reported amounts may differ from those presented.